UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 7, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
President and CEO

Date: July 10, 2008

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO ENTERS ENVIRONMENTAL ASSESSMENT REVIEW
ON ITS PROSPERITY PROJECT

July 7, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announces that it has been notified by the Ministry of Environment of the Province of British Columbia that the province will be moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Review of Taseko's proposed $800 million Prosperity Gold-Copper Mine development near Williams Lake, BC.

Russell Hallbauer, President & CEO commented, "This decision by the Provincial Government clears the way for the formal assessment review period to begin. As a Company we are very pleased the public will now have the opportunity to examine the merits of building a long-life mine, and evaluate the social, economic and environmental aspects of this project.

"We currently employ 475 people at our Gibraltar Mine and are investing nearly $500 million in its future. If we had a permit for Prosperity today we would be investing a further $800 million, which in turn would create 500 direct and 1,200 indirect jobs, resulting in operating expenditures of goods, services and salaries of over $200 million per year for 20 years. This future mine is very important to South-Central British Columbia which is dealing with the economic fallout from the Pine Beetle destruction of our forests. This one mine will add 0.3 percent to the Provincial GDP which is more than three times the output of the entire commercial fishing industry and larger than BC's film and television industry.

"We urge the government to expedite this Environmental Assessment in a timely manner so we can move forward and provide similar benefits to the Cariboo from Prosperity as we presently contribute from our Gibraltar Mine."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.